Exhibit 99.1

MEDIROM Healthcare Technologies Inc. Announces Closing of $12,000,000 Initial Public Offering

New York/December 31, 2020 – MEDIROM Healthcare Technologies Inc. (NasdaqCM:MRM), a holistic healthcare company from Japan (the “Company”), announced today that it has closed its previously announced initial public offering of 800,000 ADSs at a price to the public of US$15.00 per share. Each ADS represents one share of the Company’s common stock. After underwriting discounts and offering expenses, the Company expects to receive net proceeds of approximately US$7.8 million.

The proceeds of the offering will be used to for working capital and general corporate purposes, which may include investments, acquisition or strategic collaborations to expand its customer base as well as develop and market new services.

The ADSs were offered pursuant to the Company's Registration Statement on Form F-1 (File Nos. 333-250762 and 333-251777) previously filed with and subsequently declared effective by the Securities and Exchange Commission ("SEC"). A prospectus relating to the offering was filed with the SEC and is available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus may be obtained from Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

FORWARD-LOOKING STATEMENTS

The information contained herein includes forward-looking statements. These statements relate to future events or to our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects our current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to our operations, results of operations, growth strategy and liquidity. We assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. The safe harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995 protects companies from liability for their forward-looking statements if they comply with the requirements of the Act.

About MEDIROM Healthcare Technologies Inc.

MEDIROM operates 289 (as of June 30, 2020) relaxation salons across Japan centered around Re.Ra.Ku™, which aims to provide healthcare services. In 2015, MEDIROM entered the health tech business, and conducted specific health guidance and constitution improvement programs, On-demand training app "Lav™". MEDIROM also entered the device business in 2020 and is developing a smart tracker "MOTHER Tracker™". Currently, MEDIROM is continuing development work with the goal of commercializing the product. In the future, MEDIROM plans to expand the scope of our business to include data analysis based on the lifestyle data we have accumulated since our founding.

URL: https://medirom.co.jp/en

Contacts

Investor Relations Team

ir@medirom.co.jp

Public Relations Team

press@medirom.co.jp